

Mail Stop 3720

December 27, 2016

Mr. Ryan A. Hornaday
Executive Vice President, Chief Financial Officer and Treasurer
Emmis Communications Corporation
One Emmis Plaza
40 Monument Circle
Suite 700
Indianapolis, Indiana 46204

     Re: **Emmis Communications Corporation**
            Form 10-K for Fiscal Year Ended February 29, 2016
            Filed May 5, 2016
            Form 8-K filed July 7, 2016
            File No. 000-23264

Dear Mr. Hornaday:

We have reviewed your filing and have the following comment. Please comply with the following comment in future filings. Confirm in writing that you will do so and explain to us how you intend to comply.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 8-K filed July 7, 2016

Exhibit 99.2 – Emmis Communications Annual Meeting of Shareholders

1.   Your presentation of free cash flow per share on slide 20 is inconsistent with Question 102.05 of the Compliance and Disclosure Interpretative guidance on non-GAAP measures issued on May 17, 2016. Please comply with this comment in your next Annual Meeting of Shareholders presentation.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Kathryn Jacobson, Senior Staff Accountant, at (202) 551-3365 or Dean Suehiro, Senior Staff Accountant, at (202) 551-3384 if you have questions regarding comments on the financial statements and related matters. Please contact William Mastrianna, Attorney Adviser, at (202) 551-3778 or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Carlos Pacho for

Larry Spirgel
Assistant Director
AD Office 11 – Telecommunications